June 5, 2019

Via Edgar and Email

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Danilo Castelli

Re:	Request for Acceleration of Effectiveness
Fidelity National Information Services, Inc. Registration Statement on Form S-4 (File No. 333-230858)

Dear Mr. Castelli:

Pursuant to Rule 461 of the General Rules and Regulations of the United States Securities and Exchange Commission (the “Commission”) promulgated under the Securities Act of 1933, as amended, Fidelity National Information Services, Inc. hereby respectfully requests that the effectiveness of the above referenced registration statement on Form S-4, File No. 333-230858, as amended, be accelerated by the Commission so that it will become effective at 9:00 a.m. Eastern Time on June 7, 2019, or as soon thereafter as practicable.

Please contact Adam Turteltaub of Willkie Farr & Gallagher LLP at (212} 728-8129 or aturteltaub@willkie.com with any questions you may have. In addition, please notify Mr. Turteltaub when this request for acceleration has been granted.

Very truly yours, Fidelity National Information Services, Inc.

By:

cc:	Robert Rachofsky Adam Turteltaub (Willkie Farr & Gallagher LLP)